Exhibit 99.58

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

F3 Uranium Corp. (the “Company”)
750-1620 Dickson Avenue
Kelowna, British Columbia
Canada, V1Y 9Y2

Item 2:	Date of Material Change

April 15, 2025

Item 3:	News Release

A news release announcing the material change was issued on April 15, 2025 through Globe Newswire and a copy was subsequently filed on SEDAR+.

Item 4:	Summary of Material Change

On April 15, 2025, the Company announced a new discovery with drillhole PLN25-205 which intersected radioactivity over a total of 33.0m including 0.56m of high radioactivity (>10,000 cps) with a peak of 37,700 cps at 398.34m. The drillhole is still currently in progress, however additional mineralization is not expected.

Item 5.1:	Full Description of Material Change

On April 15, 2025, the Company announced a new discovery with drillhole PLN25-205 which intersected radioactivity over a total of 33.0m including 0.56m of high radioactivity (>10,000 cps) with a peak of 37,700 cps at 398.34m. The drillhole is still currently in progress, however additional mineralization is not expected.

2025 Handheld Spectrometer Highlights:

Broach Lake: PW Area
PLN25-205 (line 11310S):

●	0.5m interval with radioactivity of 340 cps between 340.0 and 340.5m, and

●	0.5m interval with radioactivity of 440 cps between 347.5 and 348.0m, and

●	0.5m interval with radioactivity of 370 cps between 366.0 and 366.5m, and

●	8.0m interval with radioactivity peaking 2,500 cps between 373.0m and 381.0m, and

●	23.5m interval with radioactivity peaking 37,700 cps between 384.0m and 407.5m, including

●	0.56m composite mineralization >10,000 cps between 389.75m and 398.56m

Table 1. Drill Hole Summary and Handheld Spectrometer Results

Collar Information *Planned Collar, azi/dip. Final surveys outstanding							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
PLN25-203		lost in overburden
PLN25-203A		lost in overburden
PLN25-203B	11340S	589233	6397845	586	48	-63	160.00	160.50	0.50	420	160.7	722
PLN25-204	11295S	589389	6398003	583	47	-63	168.50	168.90	0.40	310	168.88	401
PLN25-205*	11310S	589326	6397940	586	46	-65	340.00	340.50	0.50	340	168.8	TBD

							347.50	348.00	0.50	440
							366.00	366.50	0.50	370
							373.00	373.50	0.50	470
							373.50	374.00	0.50	370
							374.00	374.50	0.50	<300
							374.50	375.00	0.50	540
							375.00	377.00	2.00	<300
							377.00	377.50	0.50	510
							377.50	378.00	0.50	780
							378.00	378.50	0.50	2100
							378.50	379.00	0.50	2500
							379.00	379.50	0.50	660
							379.50	380.00	0.50	2400
							380.00	380.50	0.50	1400
							380.50	381.00	0.50	2100
							384.00	384.50	0.50	800
							384.50	385.00	0.50	770
							385.00	386.50	1.50	<300
							386.50	387.00	0.50	1900
							387.00	387.50	0.50	3100
							387.50	388.00	0.50	2800
							388.00	388.50	0.50	1600

Collar Information *Planned Collar, azi/dip. Final surveys outstanding							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
							388.50	389.00	0.50	340
							389.00	389.50	0.50	990
							389.50	389.75	0.25	9300
							389.75	390.00	0.25	27200
							390.00	390.50	0.50	1700
							390.50	391.00	0.50	480
							391.00	391.50	0.50	900
							391.50	392.00	0.50	670
							392.00	392.50	0.50	1300
							392.50	393.00	0.50	4400
							393.00	393.50	0.50	590
							393.50	394.00	0.50	380
							394.00	394.50	0.50	640
							394.50	395.00	0.50	420
							395.00	395.50	0.50	420
							395.50	396.00	0.50	640
							396.00	396.50	0.50	1400
							396.50	397.00	0.50	940
							397.00	397.50	0.50	<300
							397.50	398.00	0.50	300
							398.00	398.34	0.34	9800
							398.34	398.50	0.16	37700
							398.50	398.65	0.15	10400
							398.65	399.00	0.35	8900
							399.00	399.50	0.50	4600
							399.50	400.00	0.50	760
							400.00	400.50	0.50	330
							400.50	401.00	0.50	360
							401.00	401.50	0.50	910
							401.50	402.00	0.50	1900
							402.00	402.50	0.50	3400

Collar Information *Planned Collar, azi/dip. Final surveys outstanding							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
							402.50	403.00	0.50	1900
							403.00	403.50	0.50	1300
							403.50	404.00	0.50	360
							404.00	404.50	0.50	6200
							404.50	405.00	0.50	700
							405.00	405.50	0.50	4900
							405.50	406.00	0.50	2200
							406.00	406.50	0.50	2300
							406.50	407.00	0.50	1200
							407.00	407.50	0.50	430

Handheld spectrometer composite parameters:

1:	Minimum Thickness of 0.5m

2:	CPS Cut-Off of 300 counts per second

3:	Maximum Internal Dilution of 2.0m

The natural gamma radiation detected in the drill core, as detailed in the news release, was measured in counts per second (cps) using a handheld Radiation Solutions RS-125 spectrometer which has been calibrated by Radiation Solutions Inc. The Company designates readings exceeding 300 cps on the handheld spectrometer (occasionally referred to as a scintillometer in industry parlance; this colloquial usage stems from historical naming conventions and the shared functionality of detecting gamma radiation a scintillometer)—as “anomalous”, readings above 10,000 cps as “highly radioactive”, and readings surpassing 65,535 cps as “off-scale”. However, readers are cautioned that spectrometer or scintillometer measurements often do not directly or consistently correlate with the uranium grades of the rock samples and should be regarded solely as a preliminary indicator of the presence of radioactive materials.

Samples from the drill core are split into half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

The Company considers uranium mineralization with assay results of greater than 1.0 weight % U3O8 as “high grade” and results greater than 20.0 weight % U3O8 as “ultra-high grade”.

All depth measurements reported are down-hole and true thicknesses are yet to be determined.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this report:

Raymond Ashley, P.Geo., President & COO
Email: ir@f3uranium.com
Phone: 778-484-8030

Item 9:	Date of Report

April 25, 2025

Cautionary Note Regarding Forward-Looking Statements

This material change report contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this material change report are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.